Exhibit 99.1

21Vianet Issues CEO Letter to Shareholders

BEIJING, Sept. 15, 2014 (GLOBE NEWSWIRE) — 21Vianet Group, Inc. (Nasdaq:VNET) (“21Vianet” or the “Company”), the largest carrier-neutral Internet data center services provider in China, today issued the following letter to its shareholders from Mr. Josh Chen, Co-Founder, Chairman of the Board and the Chief Executive Officer of the Company.

Dear Shareholders,

My name is Josh Chen, and I am the Co-Founder, Chairman and CEO of 21Vianet Group, Inc.

21Vianet represents my life’s work and passion. Not long after graduating from Tsinghua University, I co-founded 21Vianet in 1999 and my current position as the CEO of this company has been my only job ever since. The vast majority of my emotional and financial resources are tied to this company, and I am very proud of what we have accomplished through the course of almost 15 years of long hours and honest work, day in and day out.

Like many of you, I was shocked to see the recent accusations that have been brought against our company by people who choose to hide behind a cloak of anonymity. Those who know our company understand that these accusations have no merit, and we wish to thank our many friends, customers, partners and investors for their continued support.

While we have an important business to run, we will address these accusations thoroughly so that no one can ever cast doubt on our integrity. Today, we are posting a report to rebut allegations made by the short seller in detail on our IR website. In this letter, let me start by highlighting the following key messages.

•	We have been running a market-leading internet infrastructure business for almost 15 years; the accusation that our business is a “Ponzi scheme” is a malicious and baseless attack. Since our inception 15 years ago, we have been operating a real business with tangible assets, important industry leading customers and contracts that provide stable monthly recurring revenues. All of these provide the base for stable and predictable cash flows. As detailed in our SEC filings, monthly recurring revenue per cabinet is in excess of RMB10,000 and this has been so for the past nine fiscal quarters. These cash flow generating dynamics have enabled some of our data centers to turn EBITDA positive within months of opening. This is a bricks and mortar infrastructure business that provides a real valuable service to real businesses and we get paid for doing so.

•	We stand firmly by our reports on data centers, cabinet growth and utilization rates. We have been accused of overstating our cabinet numbers and utilization rates. We categorically deny these accusations and stand firmly by the figures we previously reported. As of June 30, we had 82 data centers including 15 self-built and 67 partnered. The self-built data centers had 11,482 cabinets, and partnered had 5,462 cabinets. While we are not required to report data center utilization rates, in an effort to provide visibility to our investors, we have been voluntarily doing so every quarter since we became a public company. In addition, we have decided to provide further detailed break-down to provide the utmost transparency to investors. Please refer to our rebuttal report for additional data center level information where discrepancies appear to be the largest. We welcome any investor to review our past and current public disclosure, visit any of our facilities or speak with us and our partners to gain further insight and understanding into our large and expanding data center business.

•	We have, and will continue to, prudently pursue investments that are strategically complementary; such attacks will neither tarnish our record nor prohibit us from pursuing opportunities that we believe to be in the best interests of the shareholders. One of our key growth strategies since our IPO has been to pursue strategic acquisitions, investments and alliances. In general, our acquisition strategy has been to acquire companies that enable us to help move China’s telecommunication network in a direction that resembles the more advanced networks in developed countries. We have completed six material acquisitions since we became a public company (not 24 as suggested by the report.) Our acquisitions of Fastweb and iJoy allowed us to become a nation-wide major CDN services provider; the investment in AIPU gave us direct access to regional last-mile access network; the Dermot acquisition, once completed, will enable us to become a VPN market leader immediately. Each of these deals was an arm’s length transaction, executed with the necessary legal, financial and operational due diligence. No one can guarantee that each of these investments will be successful, but I can guarantee that each of these transactions was completed with proper due diligence and because our board believed they were in the best interests of the Company. In the meantime, I urge you to review our detailed rebuttal report to further understand how the short seller fabricated and manipulated pictures, invoices and information in order to draw conclusions that serve their own interests.

•	21Vianet is and has been adequately capitalized. We operate in an environment that requires rapid deployment of capital to meet growing demand from our customers. From time to time, we have chosen to finance our ongoing operations through the use of debt instruments. However, this has always been done responsibly and we have not risked our future by overleveraging our balance sheet, as was alleged. In fact, based on the Net Debt to adjusted EBITDA ratio, we have one of the lowest financial leverage ratios amongst our global peers.

It has also been alleged that we have, or likely will, breach our existing debt covenants. This is far from the truth. As of September 5, 2014, we had RMB2.7 billion cash and cash equivalents. We have met all the requirements under our existing debt covenants, including financial and other covenants for our outstanding RMB denominated bonds.

We appreciate the support that the investment community has extended to us, particularly since our successful NASDAQ IPO in April 2011. We are excited to remain the largest carrier neutral data center provider to China’s large and growing Internet economy and the opportunity it presents us. We are honored to be in a position to provide mission critical infrastructure services to many of the most important and fastest growing enterprises and organizations in the world. This is a job we take very seriously and one that requires our constant attention, and therefore we intend to answer to the most thorough extent the false allegations that were recently cast at us, and then get back to serving our stakeholders the best way we know how — by running our business in the same honest manner we have been operating in for the past 15 years.

Sincerely,

Josh Chen

Co-Founder, Chairman, and CEO

21Vianet Group, Inc.

21Vianet has also posted a report to rebut the allegations made by a short seller in detail on its IR website under “Events Calendar”. For a direct link to the report, please refer to http://files.shareholder.com/downloads/ABEA-60KQBH/3048046254x0x781557/61c1d605-534e-4742-b4d6-257f3c10c24b/21Vianet%20Rebuttal%20Report%20Final%20V2.pdf.

About 21Vianet

21Vianet Group, Inc. is the largest carrier-neutral internet data center services provider in China. 21Vianet provides hosting and related services, managed network services, cloud infrastructure services, and content delivery network services, improving the reliability, security and speed of its customers’ internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology enables customers’ data to be delivered across the internet in a faster and more reliable manner. 21Vianet operates in 44 cities throughout China, servicing a diversified and loyal base of more than 2,000 customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

21Vianet Group, Inc.

Eric Chu, CFA

+1 (908) 707-2062

IR@21Vianet.com

Joseph Cheng

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Calvin Jiang

+1 (646) 405-4922

IR@21Vianet.com